08025563

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 30466

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sigma Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4261 Park Road
(No. and Street)

Ann Arbor	MI	48103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brandon D. Rydell 734 663-1611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
100

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brandon D. Rydell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sigma Financial Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

KAREN S. CARROLL
NOTARY PUBLIC, STATE OF MI
COUNTY OF WASHTENAW
MY COMMISSION EXPIRES Jan 4, 2012
ACTING IN COUNTY OF Washtenaw

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sigma Financial Corporation and Subsidiary
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
800 Market Street
St. Louis MO 63101-2695
Telephone (314) 206 8500
Facsimile (314) 206 8514

Report of Independent Auditors

To the Stockholder of
Sigma Financial Corporation and Subsidiary

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Sigma Financial Corporation and its Subsidiary (the "Company") at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2008

Sigma Financial Corporation and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 5,073,764
Commissions receivable	2,304,186
Interest receivable	68,197
Other receivables	418,968
Fixed assets, net of accumulated depreciation	113,194
Other assets	736,393
Total assets	$ 8,714,702
Liabilities and Stockholder's Equity	
Commissions payable	$ 3,066,110
Accounts payable and other liabilities	980,902
Total liabilities	4,047,012
Stockholder's equity	
Common stock, $1 par value, 50,000 shares authorized, 8,704 shares issued and outstanding	8,704
Additional paid-in capital	650,000
Retained earnings	4,016,798
Treasury stock, at cost, 7,812 shares	(7,812)
Total stockholder's equity	4,667,690
Total liabilities and stockholder's equity	$ 8,714,702

The accompanying notes are an integral part of these financial statements.

Sigma Financial Corporation and Subsidiary
Consolidated Statement of Income
Year Ended December 31, 2007

Revenues	
Commissions	$ 70,212,311
Advisory fees	14,030,702
Representative fees	1,660,993
Interest	1,161,808
Other	1,277,824
Total revenues	88,343,638
Expenses	
Commissions	61,692,298
Advisory fees	11,814,214
Management fees	7,047,505
Insurance	1,184,975
Litigation settlements and legal	308,061
Other	2,177,777
Total expenses	84,224,830
Net income	$ 4,118,808

The accompanying notes are an integral part of these financial statements.

Sigma Financial Corporation and Subsidiary
Consolidated Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Total Stockholder's Equity
	Shares	Amount			Shares	Amount	
Balances, December 31, 2006	8,704	$ 8,704	$ 650,000	$ 3,526,301	7,812	$ (7,812)	$ 4,177,193
Net income	-	-	-	4,118,808	-	-	4,118,808
Distributions to stockholder	-	-	-	(3,628,311)	-	-	(3,628,311)
Balances, December 31, 2007	8,704	$ 8,704	$ 650,000	$ 4,016,798	7,812	$ (7,812)	$ 4,667,690

The accompanying notes are an integral part of these financial statements.

Sigma Financial Corporation and Subsidiary
Consolidated Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$ 4,118,808
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization expense	57,243
Loss on fixed asset retirements	13,508
Changes in assets and liabilities	
Increase in commissions receivable	(241,348)
Increase in interest receivable	(2,214)
Decrease in other receivables	104,769
Increase in other assets	(123,760)
Increase in commissions payable	77,639
Decrease in accounts payable and other liabilities	(71,476)
Net cash provided by operating activities	3,933,169
Cash flows from investing activities	
Purchases of fixed assets	(12,000)
Net cash used in investing activities	(12,000)
Cash flows from financing activities	
Distributions to shareholder	(3,628,311)
Net cash used in financing activities	(3,628,311)
Net increase in cash and cash equivalents	292,858
Cash and cash equivalents, beginning of year	4,780,906
Cash and cash equivalents, end of year	$ 5,073,764

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Sigma Financial Corporation (the "Company") was incorporated under the laws of the State of Michigan in September 1983. The Company is wholly owned by Jerome S. Rydell.

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company offers to its customers various investment products, including mutual funds, equity and fixed income securities, 1031 exchange tenant in common programs, direct participation programs, variable life insurance and variable annuity contracts through independent registered representatives in 390 branch offices located in 52 states and/or territories. The Company introduces and clears its general securities trading activity on a fully disclosed basis through First Clearing, LLC ("FCC").

The Company operates pursuant to SEC Rule 15c3-3(K)(2)(ii) clearing all transactions on a fully disclosed basis through its clearing firm and does not hold customer funds or safekeep customer securities.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Sigma Planning Corporation. Sigma Planning Corporation is registered with the SEC as an investment advisor and provides various fee-based services to its customers including account management, financial analysis and financial planning.

2. Summary of Significant Accounting Policies

All material intercompany balances and transactions are eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission Revenue and Expense

Commission revenue includes mutual fund concession income, general securities commissions, 1031 exchange tenant in common program commissions, direct participation program commissions, insurance product commissions and service fees which are recorded on a trade date or accrual basis. Advisory fees generated from Sigma Planning Corporation are recorded when earned.

Commission expense is recorded on a trade date or accrual basis.

Representative Fee Revenue

Representative fees consist of monthly fees charged to registered representatives. The fees cover various costs and services the Company provides to registered representatives.

Other Revenue and Expense

Other revenues in the Consolidated Statement of Income include computer related revenues, sponsorship revenues, and other revenues earned in the normal course of business.

Other expenses on the Consolidated Statement of Income include various expenses such as computer related costs, advertising expenses, conference costs, licensing fees, depreciation and other expenses incurred in the normal course of business.

Insurance Expense
The Company has insurance expenses which relate to the errors and omissions policy, general business insurance policies, fidelity bonds and other various insurance expenses.

Cash and Cash Equivalents
The Company's cash and cash equivalents consist of funds on deposit in corporate accounts at a commercial bank, FCC and money market mutual funds. Cash equivalents include assets easily convertible to cash with original maturities of less than 90 days. Money market mutual funds are stated at cost, which approximates market value.

Other Receivables
Other receivables consist primarily of a receivable for advisory fees due to the Company, receivables from registered representatives, and other various receivables.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from 3 to 7 years. Leasehold improvements are capitalized, while replacements, maintenance and repairs of assets are expensed.

3. Fixed Assets

Fixed assets consisted of the following at December 31, 2007:

Office equipment	$ 496,888
Leasehold improvements	47,026
Vehicles	10,000
Total fixed assets	553,914
Less accumulated depreciation and amortization	(440,720)
Fixed assets, net of accumulated depreciation and amortization	$ 113,194

4. Income Taxes

Federal, state and local income tax expense or benefit is determined on a separate company basis. The Company is organized and taxable under the applicable provisions of the Internal Revenue Code as an S Corporation. Under such provision, the Company is not subject to Federal income tax. Included in other expenses in the Consolidated Statement of Income is $67,778 relating to tax expense.

Sigma Planning Corporation is organized and taxable under the applicable provisions of the Revenue Code as a C Corporation. Included in other expenses in the Consolidated Statement of Income is $162,367 relating to tax expense.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes. As of December 31, 2007, there were no deferred tax assets or liabilities.

5. Distributions to Stockholder

The Company makes periodic distributions to its stockholder based on the cash balances, net capital, and net income of the Company. Distributions are recognized when paid.

6. Related Party Transactions

The Company receives various services such as personnel, the use of telecommunications, office space, systems and equipment, and other general and administrative support from B-D Ops, LLC ("B-D Ops"), a company owned by Jerome S. Rydell and Sammons Securities, Inc., an affiliate of the Company. In 2001, B-D Ops entered into a formal management services agreement with the Company and Sammons Securities Company, LLC ("SSC"), an affiliate of the Company, whereby B-D Ops provides such services to the Company and SSC in return for a management fee.

Management fees are computed based on the total costs incurred by B-D Ops resulting from services provided to the Company and SSC. Management fees are split between the Company and SSC based on a pro-rata share of their combined revenues and their combined number of registered representatives. The Company is also liable for an additional management fee of twenty five percent of its net income as reported to FINRA. Included in the Consolidated Statement of Income is $6,138,771 relating to management fees to B-D Ops. Included in accounts payable and other liabilities on the Consolidated Statement of Financial Condition at December 31, 2007 is $359,233 relating to the management fees payable to B-D Ops.

The Company also pays management fees to SSC. The management fees are calculated based on the revenues of Sigma Planning Corporation, a registered investment advisor. Included in management fees in the Consolidated Statement of Income is $908,734 relating to the management fees to SSC.

7. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial statements.

In the normal course of business, securities transactions of the Company's customers are introduced and cleared through FCC. Pursuant to the clearing agreement, FCC has the right to seek reimbursement from the Company for certain losses that may result from transactions with such customers. The Company's policy is to minimize related risk through the use of a variety of exposure reporting and control procedures, including reviewing, as necessary, the credit standing of each customer with which it conducts business.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $2,600,181 which was $2,350,181 in excess of its required net

capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 1.4 to 1. The Company claims exemption from Customer Protection-Reserves and Custody of Securities Rule 15c3-3 pursuant to section (k)(2)(ii). All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold funds for the account of its customers.

For the purposes of net capital requirements, the Company calculates net capital on an unconsolidated basis. The assets and liabilities of Sigma Planning Corporation are not allowable in the Computation of Net Capital.

9. Concentrations of Credit Risk

The Company maintains its cash balances in several accounts with a financial institution located in Michigan. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2007, the Company's uninsured cash balance with this financial institution was $4,871,317. At December 31, 2007, cash and cash equivalents includes $102,447 of cash on deposit with FCC.

10. Interest Income

The Company earns interest on its cash balances with financial institutions. A majority of the interest income is earned through the relationship with FCC. FCC credits the Company interest based on a sharing agreement in which the Company is credited a percentage of the interest that FCC earns on deposits, free credit balances and margin borrowings of customers introduced by the Company.

11. SAB 108 Adoption

On January 1, 2007, the Company adopted Staff Accounting Bulletin No. 108 ("SAB 108"). SAB 108 expressed the SEC Staff's views regarding the process of quantifying financial statement misstatements. SAB 108 states that in evaluating the materiality of financial statement misstatements, the impact of correcting misstatements, including both the carryover and reversing effects of prior year misstatements, must be quantified on the current year financial statements. Under certain circumstances, prior year financial statements will not have to be restated and the effects of initially applying SAB 108 on prior years will be recorded as a cumulative effect adjustment. The Company has determined that the implementation of SAB 108 did not have an effect on its consolidated financial condition, results of operations, or cash flows.

Supplemental Schedules

Sigma Financial Corporation and Subsidiary
Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2007 — Supplemental Schedule I

Net capital		
Total stockholder's equity		$ 4,667,690
Less stockholder's equity of a subsidiary		(574,207)
Total stockholder's equity qualified for net capital		4,093,483
Deductions and/or charges		
Total non-allowable assets		(1,343,302)
Other deductions		(150,000)
Total deduction		(1,493,302)
Net capital		$ 2,600,181
Aggregate indebtedness		$ 3,638,707
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness)	(A)	$ 242,580
Minimum dollar net capital requirement	(B)	$ 250,000
Net capital requirement (greater of (A) or (B))		$ 250,000
Excess net capital (net capital, less net capital requirement)		$ 2,350,181
Excess net capital at 1,000 percent (net capital less 10% of aggregate indebtedness)		$ 2,236,310
Ratio: Aggregate indebtedness to net capital		1.4 to 1

There are no material differences between the above computation and the computations included in the Company's corresponding amended unaudited Part IIA Form X-17a-5 as filed on February 26, 2008.

Sigma Financial Corporation and Subsidiary
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
December 31, 2007 **Supplemental Schedule II**

Sigma Financial Corporation introduces its customers' accounts and acts as a finder agent in the sale of general securities and mutual funds while operating under the exemption provided by Section (k)(2) of Rule 15c3-3. At December 31, 2007, Sigma Financial Corporation does not hold customer funds nor safekeep customer securities.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
800 Market Street
St. Louis MO 63101-2695
Telephone (314) 206 8500
Facsimile (314) 206 8514

Illustrative Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Stockholder of
Sigma Financial Corporation

In planning and performing our audit of the financial statements of Sigma Financial Corporation (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. Periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2008

END